November 30, 2007
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Mr. Kevin W. Vaughn Accounting Branch Chief Division of Corporation Finance Mail Stop 4561
Re:	Bank of Montreal Form 40-F for the Fiscal Year Ended October 31, 2006 Filed December 28, 2006 File No. 1-13354
Dear Mr. Vaughn:
We are in receipt of the letter, dated October 31, 2007, addressed to Karen Maidment, Chief Financial and Administrative Officer of Bank of Montreal (the “Bank”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Bank’s above-referenced Form 40-F. To facilitate the Staff’s review of the Bank’s response, we have first reproduced the Staff’s comment. The Bank’s response immediately follows.
General
1.	In your 6-K filed on May 17, 2007, you disclose that you will restate your first quarter of fiscal year 2007 financial results and record a charge in the second quarter of fiscal year 2007 relating to commodity trading losses. You disclose that these losses did not have a material impact on periods prior to the first quarter of 2007. Please provide us your materiality analysis of the impact of these trading losses on periods prior to fiscal year 2007 and tell us how you determined that the effect was not material.
Bank’s Response:
The losses attributable to periods prior to fiscal year 2007 are a $203 million reduction in trading revenue and a $94 million reduction in net income.
The SEC Staff Accounting Bulletin 99, Materiality, (SAB 99) indicates that both quantitative and qualitative factors should be considered when assessing if an error is material to the financial information.

From a quantitative perspective the prior period impact of $94 million decreases Fiscal 2006 net income by approximately 3.5%, decreases total assets by approximately $64 million (0.02% of total assets), and increases liabilities by approx. $30 million (0.009% of total liabilities). Also, the misstatement represents 3.9% of non-interest revenue and 0.5% of total revenue for Fiscal 2006. We considered whether the misstatement in relation to individual amounts, subtotals or totals in the financial statements was pervasive so as to materially misstate the 2006 financial statements taken as a whole and concluded that it was not. Based on the above, we concluded that the misstatement was not material from a quantitative perspective.
This misstatement is restricted to one small segment of the Bank and affects the trading revenue line item which by its nature is volatile, expected to fluctuate from period to period and the market does not view this line item as being consistently recurring or having a trend.
Additionally, the misstatement does not affect the Bank’s compliance with loan covenants or other contractual requirements and does not otherwise have a material adverse effect on key measures, such as Tier 1 Capital or earnings per share. If the Bank were to restate these specific key measures, Tier 1 Capital would decline 6 basis points from 10.22 to an estimated 10.16 and ROE would decline 5 basis points from 19.2% to 18.7%. Diluted EPS would decline $0.18 from $5.15 to $4.97. The misstatement does not significantly impact the trend in earnings as net income in the last three fiscal years was $2.3 billion in 2004; $2.4 billion in 2005 and $2.7 billion in 2006. Furthermore, the misstatement does not change an income into a loss or vice versa.
Finally, the misstatement does not impact the compensation or other forms of incentive compensation for fiscal 2006 as these amounts were previously paid. However, the amount of the misstatement was taken into consideration by management in determining the estimates for management compensation for fiscal 2007.
SAB 99 goes on to say that the influence of market reaction to potential misstatements and the potential volatility on share price can also be used as a guide to determine if a misstatement is material from a qualitative perspective. In the days following the announcement that prior period financial statements were to be restated as a result of the commodities derivatives losses, the share price of the Bank remained within a small stable band. From the period between May 14th and May 22nd (three days on either side of the May 17th release date regarding the commodities losses) the price ranged from a high close of $69.70 to low close of $68.88 with an average of $69.25. This would indicate that the markets did not view the commodities derivative trading business and any misstatement of those results as a pervasive indicator of the performance of the Bank.
Based on the above analysis, the Bank has determined that the misstatement is not material from a qualitative perspective either.
KPMG, the external auditors of the bank, have concurred with the Bank’s determination that the misstatement relating to periods prior to Q1 2007 was not material to require restatement of the 2006 audited consolidated financial statements of the Bank.
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As requested in your letter, the Bank hereby acknowledges that: the Bank is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (416) 867-4689 (fax: 416-867-2846 ) with any questions you have.
Sincerely,
Bank of Montreal (BMO)
Per:
/s/  Thomas E. Flynn
Thomas E. Flynn
Executive Vice-President, Finance and Treasurer
and Acting Chief Financial Officer
cc:	Mike Volley (Securities and Exchange Commission)